Exhibit 99.1

Perion Reports Third Quarter 2025 Results
Revenue of $110.5 million, Contribution ex-TAC of $51 million, 8% and 7% YoY growth, respectively
Strong results across all Growth Engines, with CTV at 75% YoY growth
Expanding Share Repurchase program to $200 million1, reflecting confidence in long-term growth and cash generation

New York & Tel Aviv– November 12, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today reported its financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights2

In millions, except per share data	Three months ended			Nine months ended
	September 30,			September 30,
	2025	2024	%	2025	2024	%
Advertising Solutions Revenue	$87.7	$81.3	8%	$237.9	$231.4	3%
Search Advertising Revenue	$22.8	$20.9	9%	$64.8	$137.3	(53)%
Total Revenue	$110.5	$102.2	8%	$302.8	$368.7	(18)%
Contribution ex-TAC (Revenue ex-TAC)	$51.0	$47.6	7%	$138.2	$157.6	(12)%
GAAP Net Income (loss)	$(4.1)	$2.1	NM	$(15.9)	$7.7	NM
Non-GAAP Net Income	$12.5	$11.9	6%	$29.9	$47.8	(38)%
Adjusted EBITDA	$12.1	$7.4	63%	$20.9	$35.4	(41)%
Adjusted EBITDA to Contribution ex-TAC	24%	16%		15%	22%
Net Cash from Operations	$5.9	$16.2	(64)%	$20.1	$2.6	674%
Adjusted Free Cash Flow	$4.8	$17.2	(72)%	$18.1	$12.3	48%
GAAP Diluted EPS	$(0.10)	$0.04	NM	$(0.37)	$0.15	NM
Non-GAAP Diluted EPS	$0.28	$0.23	22%	$0.64	$0.94	(32)%

1 To become effective subject to satisfaction of the requirements of the Companies law and regulations
2 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA, Adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Business & Financial Highlights
●	Adjusted EBITDA increased 63% YoY
●	Contribution ex-TAC increased 7% YoY
●	Advertising Solutions revenue increased 8%
●	Strong performance of growth engines
o	CTV revenue increased 75% YoY to $16.6 million
o	DOOH revenue increased 26% YoY to $24.1 million
o	Retail Media[3] vertical revenue increased 40% YoY to $29.4 million
●	Strategic Retail Media Partnership with Albertsons Media Collective
●	Introducing Perion Outmax – Greenbids’ AI is now part of the unified optimization engine of Perion to maximize performance across social, CTV, and web, fueling global growth
●	Launch of the DOOH Player - Aiming to accelerate scalable, recurring and predictable, high-margin growth across DOOH and Retail Media ecosystems
●	Launch of SODA, Next-generation Supply Path Optimization Solution, enabling publishers to maximize revenue through Perion’s AI algorithm
●	Expanding in China through strategic partnerships with GIMC, one of China’s leading advertising groups
●	Expanding Global DOOH reach and growth through strategic partnerships: Novisign US, SkyRise EU, Airtango Media DACH, Presco Netmarketing Taiwan
●	Share repurchase: The Board of Directors principally approved to expand the program to $200 million, pending regulatory approval
●	Reiterating FY 2025 guidance

“This quarter marks an important inflection point for Perion,” said Tal Jacobson, Perion’s CEO. “We delivered year-over-year growth across all major metrics – revenue, contribution ex-TAC, and adjusted EBITDA – driven by the strong performance of our growth engines and disciplined operational execution, underpinned by efficiency measures that contributed to higher EBITDA margin. We continue to advance our Perion One strategy to become the operating system for marketers, and our third quarter results validate the strength of a unified platform that connects the dots across the media ecosystem.”

3 Retail Media revenue includes several media channels, such as CTV, DOOH, and others

“The launch of our AI-driven SODA and DOOH Player solutions is expected to create more predictable and recurring revenue streams. Combined with our new global partnerships, these initiatives are designed to enhance scalability, efficiency, and profitability, establishing a strong foundation for sustained growth into 2026 and beyond.”

“Our confidence in Perion’s long-term growth prospects is reflected in our decision to expand our current share repurchase program by an additional $75 million, bringing the total authorization to $200 million. This decision follows a comprehensive review of our capital allocation framework. Our disciplined capital allocation strategy balances returning capital to shareholders with continued investment in innovation and strategic opportunities to strengthen our core business and drive sustainable growth. As we advance our Perion One strategy and deepen our presence across high-growth verticals such as CTV, DOOH, and Retail Media, we remain focused on generating consistent value for our shareholders,” concluded Mr. Jacobson.

Revenue and Trends by channel4
Channels	Q3 2025
	Revenue ($M)	% of Revenue	YoY Change
DOOH	24.1	22%	26%
CTV	16.6	15%	75%
Web	46.6	42%	(11)%
Search	22.8	21%	9%
Other	0.4	0%	42%

4 Numbers may not add up due to rounding

Financial Outlook for Full-Year 20255

Based on current expectations, the Company is reiterating its full-year 2025 outlook ranges:

●	Revenue of $430 to $450 million
●	Adjusted EBITDA[6] of $44 to $46 million
●	Adjusted EBITDA[6] to contribution ex-TAC[6] of 22% at the midpoint

Share Repurchase Program

●	During the third quarter of 2025, the Company repurchased a total of 0.8 million shares for a total amount of $7.5 million
●	As of September 30, 2025, the Company repurchased a total of 10.4 million shares for a total amount of $94.2 million
●
In November 2025, Perion’s Board of Directors principally approved a $75 million expansion of the previously authorized share repurchase program of $125 million of its outstanding shares, to a total of $200 million, to become effective subject to satisfaction of the requirements of the Companies law and regulations

5We have not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because we do not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of our stock-based compensation expenses directly impacted by unpredictable fluctuation in our share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

6 Contribution ex-TAC, non-GAAP Net Income, Adjusted EBITDA and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures.

Financial Comparison for the Third Quarter of 2025
Revenue: Revenue increased by 8% to $110.5 million in the third quarter of 2025 from $102.2 million in the third quarter of 2024. Advertising Solutions revenue increased 8% year-over-year, accounting for 79% of revenue, primarily due to a 75% increase in our CTV channel and a 26% increase in Digital Out of Home revenue, partially offset by 11% decline in Web revenue. Search Advertising revenue increased by 9% year-over-year, accounting for 21% of revenue.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $59.5 million, or 54% of revenue, in the third quarter of 2025, compared with $54.6 million, or 53% of revenue, in the third quarter of 2024.

GAAP Net Income (Loss): GAAP net loss decreased from a net income of $2.1 million in the third quarter of 2024 to a net loss of $4.1 million in the third quarter of 2025.

Non-GAAP Net Income: Non-GAAP net income was $12.5 million, or 11% of revenue, in the third quarter of 2025, compared with $11.9 million, or 12% of revenue, in the third quarter of 2024. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $12.1 million, or 11% of revenue and 24% of Contribution ex-TAC in the third quarter of 2025, compared with $7.4 million, or 7% of revenue and 16% of Contribution ex-TAC in the third quarter of 2024. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the third quarter of 2025 was $5.9 million, compared with $16.2 million in the third quarter of 2024. The Operating cash flow in the third quarter of 2024 included an additional $17.6 million from Microsoft Bing collection that shifted from June 2024 to July 1st, 2024.

Net cash: As of September 30, 2025, cash and cash equivalents, short-term bank deposits and marketable securities, amounted to $315.6 million, compared with $373.3 million as of December 31, 2024.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q3-2025-earnings-call.open-exchange.net/

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion helps brands, agencies, and retailers maximize the value of their advertising investments with advanced AI and creative technologies. Its unified platform, Perion One, bridges media, data, and performance across digital channels to deliver superior results in an increasingly complex advertising environment.

For more information, visit www.perion.com

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC and Adjusted EBITDA.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) is defined as income from operations excluding stock-based compensation expenses, restructuring costs, unusual legal costs, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment and capitalized software development costs, but excluding the purchase of property and equipment related to our new corporate headquarter office and the portion of the cash payment of contingent consideration in excess of the acquisition date fair value, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income (loss) and net earnings (loss) per share excluding stock-based compensation expenses, restructuring costs, unusual legal costs, retention and other acquisition-related expenses, amortization of acquired intangible assets and the related taxes thereon, foreign exchange gains and losses associated with ASC-842, revaluation of acquisition related contingent consideration as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue
Advertising Solutions	$87,672	$81,289	$237,948	$231,449
Search Advertising	22,789	20,909	64,836	137,260
Total Revenue	110,461	102,198	302,784	368,709

Costs and Expenses
Cost of revenue	13,805	11,525	39,183	34,309
Traffic acquisition costs and media buy	59,486	54,572	164,539	211,124
Research and development	8,581	8,271	25,978	28,194
Selling and marketing	19,776	17,861	57,030	51,995
General and administrative	8,804	9,200	27,350	28,955
Change in fair value of contingent consideration	-	-	-	1,541
Depreciation and amortization	4,939	3,579	12,705	12,910
Restructuring costs and other charges	-	-	1,322	6,895
Total Costs and Expenses	115,391	105,008	328,107	375,923

Loss from Operations	4,930	2,810	25,323	7,214
Financial income, net	2,367	5,399	9,357	16,588
Income (loss) before Taxes on income	(2,563)	2,589	(15,966)	9,374
Taxes on income (tax benefit)	1,516	475	(70)	1,701
Net Income (loss)	$(4,079)	$2,114	$(15,896)	$7,673

Net Earnings (loss) per Share
Basic	$(0.10)	$0.05	$(0.37)	$0.16
Diluted	$(0.10)	$0.04	$(0.37)	$0.15

Weighted average number of shares
Basic	41,469,458	46,935,927	42,777,301	47,971,595
Diluted	41,469,458	48,360,345	42,777,301	49,794,459

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands
	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$124,387	$156,228
Restricted cash	1,166	1,134
Short-term bank deposits	131,730	139,333
Marketable securities	59,509	77,774
Accounts receivable, net	175,245	164,358
Prepaid expenses and other current assets	34,539	22,638
Total Current Assets	526,576	561,465

Long-Term Assets
Property and equipment, net	11,211	8,916
Operating lease right-of-use assets	17,642	20,209
Goodwill and intangible assets, net	359,547	316,003
Deferred taxes	-	8,517
Other assets	579	416
Total Long-Term Assets	388,979	354,061
Total Assets	$915,555	$915,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$126,433	$122,005
Accrued expenses and other liabilities	33,135	32,848
Short-term operating lease liability	2,566	3,648
Deferred revenue	1,535	2,049
Short-term payment obligation related to acquisitions	4,744	1,300
Total Current Liabilities	168,413	161,850

Long-Term Liabilities
Payment obligation related to acquisition	19,913	-
Long-term operating lease liability	19,749	18,654
Deferred taxes	8,451	-
Other long-term liabilities	12,703	12,082
Total Long-Term Liabilities	60,816	30,736
Total Liabilities	229,229	192,586

Shareholders' equity
Ordinary shares	361	391
Additional paid-in capital	505,225	527,149
Treasury shares at cost	(1,002)	(1,002)
Accumulated other comprehensive loss	1,021	(215)
Retained earnings	180,721	196,617
Total Shareholders' Equity	686,326	722,940
Total Liabilities and Shareholders' Equity	$915,555	$915,526

PERION NETWORK LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net Income (loss)	$(4,079)	$2,114	$(15,896)	$7,673
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,939	3,579	12,705	12,910
Stock-based compensation expense	10,174	6,220	25,255	17,325
Foreign currency translation	(10)	(36)	(78)	(7)
Accrued interest, net	(812)	1,089	885	3,869
Deferred taxes, net	3,349	134	8,796	(1,701)
Accrued severance pay, net	(9)	108	(856)	(296)
Restructuring costs	-	-	1,322	6,895
Gain from sale of property and equipment	(3)	(29)	(39)	(37)
Net changes in operating assets and liabilities	(7,664)	3,059	(11,968)	(44,031)
Net cash provided by operating activities	$5,885	$16,238	$20,126	$2,600

Cash flows from investing activities
Purchases of property and equipment, net of sales	(654)	(4,336)	(3,425)	(5,467)
Capitalized software development costs	(785)	-	(1,198)	-
Investment in marketable securities, net of sales	358	(2,530)	18,851	(821)
Short-term deposits, net	13,891	35,399	7,603	58,111
Cash paid in connection with acquisitions, net of cash acquired	-	-	(26,566)	-
Net cash provided by (used in) investing activities	$12,810	$28,533	$(4,735)	$51,823

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	31	99	67	465
Payments of contingent consideration	-	(22,838)	-	(54,540)
Purchase of treasury stock	(7,519)	(13,479)	(47,277)	(33,531)
Repayment of long-term loans	(452)	-	(452)	-
Net cash used in financing activities	$(7,940)	$(36,218)	$(47,662)	$(87,606)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	-	202	462	89
Net increase (decrease) in cash and cash equivalents and restricted cash	10,755	8,755	(31,809)	(33,094)
Cash and cash equivalents and restricted cash at beginning of period	114,798	147,099	157,362	188,948
Cash and cash equivalents and restricted cash at end of period	$125,553	$155,854	$125,553	$155,854

PERION NETWORK LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenue	$110,461	$102,198	$302,784	$368,709
Traffic acquisition costs and media buy	59,486	54,572	164,539	211,124
Contribution ex-TAC	$50,975	$47,626	$138,245	$157,585

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Loss from Operations	$(4,930)	$(2,810)	$(25,323)	$(7,214)
Stock-based compensation expenses	10,174	6,220	25,255	17,325
Retention and other acquisition related expenses	1,872	427	6,203	3,936
Unusual legal costs	21	-	775	-
Change in fair value of contingent consideration	-	-	-	1,541
Amortization of acquired intangible assets	4,311	3,009	10,941	11,354
Restructuring costs	-	-	1,322	6,895
Depreciation	628	570	1,764	1,556
Adjusted EBITDA	$12,076	$7,416	$20,937	$35,393

PERION NETWORK LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Net Income (loss)	$(4,079)	$2,114	$(15,896)	$7,673
Stock-based compensation expenses	10,174	6,220	25,255	17,325
Amortization of acquired intangible assets	4,311	3,009	10,941	11,354
Retention and other acquisition related expenses	1,872	427	6,203	3,936
Unusual legal costs	21	-	775	-
Change in fair value of contingent consideration	-	-	-	1,541
Restructuring costs	-	-	1,322	6,895
Foreign exchange losses (gains) associated with ASC-842	367	255	1,958	90
Revaluation of acquisition related contingent consideration	360	-	360	-
Taxes on the above items	(502)	(168)	(1,058)	(969)
Non-GAAP Net Income	$12,524	$11,857	$29,860	$47,845

Non-GAAP diluted earnings per share	$0.28	$0.23	$0.64	$0.94

Shares used in computing non-GAAP diluted earnings per share	45,542,068	50,504,041	46,518,302	50,859,984

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Net cash provided by operating activities	$5,885	$16,238	$20,126	$2,600
Purchases of property and equipment, net of sales	(654)	(4,336)	(3,425)	(5,467)
Capitalized software development costs	(785)	-	(1,198)	-
Free cash flow	$4,446	$11,902	$15,503	$(2,867)
Purchase of property and equipment related to our new corporate headquarter office	346	4,142	2,625	4,323
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	-	1,182	-	10,824
Adjusted free cash flow	$4,792	$17,226	$18,128	$12,280